UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER

001-39794

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_______________________________________________________________________________________

PART I - REGISTRANT INFORMATION

Motive Capital Corp
Full Name of Registrant

Former Name if Applicable

7 World Trade Center, 250 Greenwich St., FL 47
Address of Principal Executive Office (Street and Number)

New York, NY 10007
City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Motive Capital Corp (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 (the “Q1 2021 Form 10-Q”) within the prescribed time period without unreasonable effort or expense. On April 12, 2021, the Staff of the U.S. Securities and Exchange Commission (the “SEC”) issued the “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Staff Statement”), which provides guidance for all SPACs regarding the accounting and reporting for their warrants. Following review of the SEC Staff Statement, the Company reevaluated the accounting treatment of its warrants (the “Warrants”) and concluded that, based on the SEC Staff Statement, the Warrants were determined to be classified as liabilities measured at fair value, with subsequent changes in fair value recorded in the Company’s Statement of Operations each reporting period.

The Company intends to file restated financial statements as of and for the year ended December 31, 2020 in Amendment No. 1 to its Annual Report on Form 10-K/A (the “Restatement”) as soon as practicable after the date hereof, and in any event on or after May 24, 2021, which is the first business day following the fifth calendar day after the prescribed due date for the Company’s Q1 2021 Form 10-Q for the quarter ended March 31, 2021 (as the fifth calendar day after such prescribed due date is a Saturday). The Company intends to file the Q1 2021 Form 10-Q immediately following the filing of the Restatement which will be after May 24, 2021.

The Company is working diligently to complete the Q1 2021 Form 10-Q as soon as possible; however, given the scope of the valuation process for calculating the fair value of the liability represented by the Warrants in accordance with the SEC Staff Statement, the Company is unable to complete and file the Q1 2021 Form 10-Q by the required due date of May 17, 2021 without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Kristy Trieste	(212)	651-0200
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Motive Capital Corp
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 18, 2021	By:	/s/ Blythe Masters
	Name:	Blythe Masters
	Title:	Chief Executive Officer